Exhibit 1U.1

Forge Group, Inc. Announces 1st Quarter 2025 Financial Results

BETHESDA, Maryland, May 13, 2025 – Forge Group, Inc. (the “Company”, “we”, “us”, “our”, or “Forge”) (OTC Pink: FIGP), a specialist commercial auto insurance business, recently announced its financial results for three months ended March 31, 2025.

The Company has provided certain selected financial data in the table below for the three months ended March 31, 2025 (“1Q25”) and 2024 (“1Q24”), respectively:

	For the 3 months ended
	March 31,	March 31,
	2025	2024
(dollars in thousands except for per-share items)	(unaudited)	(unaudited)

Gross premiums written	8,913	5,743
Net premiums written	8,356	5,279

Net premiums earned	7,068	4,660
Underwriting income (loss) [1]	(424)	(712)
Operating income (loss) before income taxes [2]	60	(319)

Operating ratios
Loss ratio [3]	60.9%	63.5%
Expense ratio [4]	45.1%	51.8%
Combined ratio [5]	106.0%	115.3%
Less: Investment ratio [6]	-6.8%	-8.4%
Operating ratio [7]	99.2%	106.8%

Adjusted book value per common share equivalent [8]	$20.30	$19.75
Adjusted tangible book value per common share equivalent [9]	$18.14	$17.48

Footnotes

1.

Underwriting income (loss) is a non-GAAP financial metric which measures the pre-tax profitability of our insurance operations before considering investment income. It is derived by subtracting loss and loss adjustment expense and underwriting expenses from net premiums earned.

2.

Pre-tax operating income (loss) is a non-GAAP financial metric which measures the profitability of our insurance operations before considering the impact of net realized and unrealized gains (losses), income (loss) from real estate operations, and certain non-recurring items.

3.	Loss ratio is losses and loss adjustment expenses incurred expressed as a percentage of net premiums earned.
4.	Expense ratio is underwriting expenses expressed as a percentage of net premiums earned.
5.	Combined ratio is the sum of the loss ratio and the expense ratio.
6.	Investment ratio is net investment income expressed as a percentage of net premiums earned.
7.	Operating ratio is the combined ratio minus the investment ratio.
8.	Adjusted book value per common share equivalent is a non-GAAP metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.
9.	Adjusted tangible book value per common share equivalent is a non-GAAP metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.

1Q25 financial highlights include:

●

Premium revenue. Gross premiums written were $8.9 million in 1Q25, an increase of 55.2% compared to the prior year period. Net premiums written were $8.4 million in 1Q25, an increase of 58.3% compared to the prior year period. Net premiums earned were $7.1 million in 1Q25, an increase of 51.7% compared to the prior year period.

●	Loss ratio. Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 60.9% in 1Q25 compared to 63.5% for 1Q24.

●

Expense ratio. Our expense ratio continues to decline as we grow our premium revenue and scale our fixed expenses. Our expense ratio was 45.1% in 1Q25, which represents a decline of 6.7% compared to the prior year period.

●

Combined ratio. Our combined ratio continues to decline as our expense ratio declines and our loss ratio remains within our long-term targets. Our combined ratio was 106.0% in 1Q25, which represents a decline of 9.3% compared to the prior year period. As a reminder, a lower combined ratio is better and our near-term goal is to generate a combined ratio of below 100%, thereby producing an underwriting profit.

o	Underwriting income (loss). We reported an underwriting loss of $424 thousand in 1Q25 compared to an underwriting loss of $712 thousand in 1Q24. This represents an improvement of $288 thousand.

●

Operating ratio. Our operating ratio was 99.2% in 1Q25, which represents a decline of 7.7% compared to the prior year period. Our operating ratio continues to decline due to improvement in the combined ratio. Our investment ratio declined in 1Q25 compared to the prior year period as our premium revenue (denominator) increased at a more rapid rate than net investment income. As a reminder, a lower operating ratio is better and our goal is to continue to generate an operating ratio below 100%, thereby producing an operating profit.

o

Operating income (loss) before income taxes. We reported pre-tax operating income of $60 thousand in 1Q25 compared to a pre-tax operating loss of $319 thousand in 1Q24. This represents an improvement of $378 thousand.

●

Adjusted book value and tangible book value per common share equivalent. Adjusted book value per common share equivalent (adjusted book value per share) was $20.30 as of March 31, 2025, which represents an increase of 2.8% compared to March 31, 2024. Adjusted tangible book value per common share equivalent (adjusted tangible book value per share) was $18.14 as of March 31, 2025, which represents an increase of 3.8% compared to March 31, 2024.

The Company commented:

Forge is off to a very strong start in 2025. We continue to see tangible returns on the investments we have made over the last 3+ years. In 2023, after nearly a year of planning and implementation work, we launched our fully integrated digital insurance platform, which yielded significant improvements in the efficiency of our operations and the sophistication of our product design and pricing. In 2024, we made strategic improvements to our agent and client experience by rolling out our new digital agent portal (FIRE – Forge Insurance Rating Engine). This further enhanced operational efficiencies – making it fast and easy for our distribution partners to quote business with Forge. These infrastructure investments, combined with the hard work of our marketing and distribution team, allowed us to make meaningful progress growing in the “small business” segment in 2024. Despite starting from a very small base at the beginning of 2024, vehicles in the “small business” segment accounted for over 25% of all the vehicles we insured at the end of 2024. Growth in this segment continues, and vehicles in the “small business” segment accounted for approximately 33% of all the vehicles we insured at the end of 1Q25. Continued growth in the “small business” segment is a strategic priority. The internal data we have accumulated on this segment, while limited at this point, is encouraging. Accordingly, we plan to invest in additional business development resources this year. We have nominal market share in the “small business” segment in our target states, the marketplace is receptive to our products, and we are excited about the long-term profit opportunity this segment presents. During 1Q25, we generated gross premiums written of $8.9 million, which represents an increase of 55.2%, compared to 1Q24. We expect healthy year-over-year premium growth to continue as we move through 2025.

As we have mentioned in prior reports, we are mindful of the challenges growth can present, particularly in a “risk” business such as insurance. Having access to the right data (and the ability to analyze this data) allows us to monitor the various dimensions of our business on a real-time basis. We continue to make progress refining and expanding our data and analytics capabilities. As we grow, we must ensure that we maintain high service levels across all areas of our business (e.g., claims, servicing, etc.) – and our departmental scorecards are critical to ensuring real-time visibility. Additionally, in 2025, we expect to make incremental improvements to our technology platforms – primarily geared toward improving the agent and client experience and enhancing self-service capabilities (which will in turn improve efficiency). We also plan to begin implementing (on a targeted basis), straight-through processing (i.e., no human intervention in the quote-to-bind workflow) for certain segments of our business. In sum, we are refining our workflows and processes as we grow our business – while ensuring that our service levels remain high.

An insurance company’s loss ratio is the most critical measure to the company’s underwriting profitability. Our loss ratio in 1Q25 remains within our long-term targets. Our loss ratio for 1Q25 was 60.9% compared to 63.5% in 1Q24.

We continue to make progress on our expense ratio. Our expense ratio in 1Q25 was 45.1%, which represents a decrease of 6.7% compared to 1Q24. We remain focused on scaling our fixed expenses through profitable premium revenue growth.

We reported pre-tax operating income of $60 thousand in 1Q25 compared to a pre-tax operating loss of $319 thousand in 1Q24. This represents an improvement of $378 thousand. We reported a pre-tax loss, after net realized and unrealized gains and losses, of $222 thousand in 1Q25 compared to a pre-tax gain of $43 thousand for 1Q24. Unfavorable public equity market conditions in 1Q25, due to uncertainty around trade policy, among other reasons, negatively impacted the market value of our equity holdings.

As we noted in our 2024 year-end reports, during 1Q25, we repurchased 6,452 of our outstanding shares of common stock at a price of $11.25 per share.

In summary, we are continuing to build on the work done in 2024 and are off to a strong start in 1Q25. Our financial results remain consistent with our long-term business plan, and we look forward to providing our shareholders with more updates as we move through the year.

About Forge

Forge Group, Inc. is a commercial auto insurance specialist. We principally focus on delivering commercial auto insurance products to small business owners and operators that operate in (i) certain business class segments and (ii) certain geographic markets in the U.S. Additional information is available on the Company’s website at: www.forgeinsurance.com.

Forward-Looking Statements

This release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as the Company or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe the Company’s business strategy, outlook, objectives, plans, intentions, or goals are also forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. Please review the risks factors and uncertainties identified in the Company’s 2023 Annual Report on Form 1-K, Semi-Annual Reports on Form 1-SA and our other filings with the Securities and Exchange Commission. Any forward-looking statement made by the Company in this document speaks only as of the date of this release. Except as required by applicable law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Note Regarding Financial Measures

Investors should be aware that accounting principles generally accepted in the United States prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when we establish reserves for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

Special Note Regarding Non-GAAP Financial Measures

We believe that the non-GAAP financial measures in this report, including those in the Exhibits, provide important and useful information for our shareholders. We use these non-GAAP measures for internal planning purposes and to evaluate our ongoing operations and performance. These non-GAAP financial measures are presented as supplemental information and not as alternatives to any GAAP financial measures.

Exhibits

Exhibit 1: Simplified Income Statement

The “Simplified Income Statement” exhibit is a non-GAAP presentation of “Net income (loss) attributable to Forge Group, Inc.” and is based on the Company’s Consolidated Statements of Operations and Comprehensive Earnings. This exhibit separates the Company’s core insurance operations (including investment income earned on income-generating securities) from the following other activities and items: real estate operations, the impact of net realized and unrealized gains (losses) on investment securities, and certain non-recurring items.

	For the 3 months ended
	March 31,	March 31,
	2025	2024
(dollars in thousands)	(unaudited)	(unaudited)

Net premiums earned	7,068	4,660

Losses and loss adjustment expenses	4,303	2,957

Policy acquisition costs and other operating expenses	3,162	2,339
Lease expense	47	52
Sublease (income)	(35)	(42)
Depreciation and amortization (excl. real estate) [1]	67	67
Service fee and other (income) expense	(52)	(1)
Underwriting expenses	3,189	2,415

Underwriting gain (loss)	(424)	(712)
Net investment income	483	393
Operating income (loss) before income taxes	60	(319)
Net realized and unrealized gains (losses) [2]	(276)	375
Income (loss) from real estate operations [3]	(6)	(13)
Income (loss) before income taxes	(222)	43
Income tax expense (benefit)	(20)	24
Net income (loss)	(202)	19
Net loss (gain) attributable to noncontrolling interest	(5)	1
Net income (loss) attributable to Forge Group, Inc.	(208)	20

Footnotes

1.	Total depreciation and amortization minus depreciation and amortization attributable to real estate.
2.	Net realized investment gains (losses) plus net unrealized gains (losses) on equity securities.
3.

Income from real estate held for investment minus (i) depreciation of real estate held for the production of income, (ii) amortization of leases in place, (iii) amortization of finance costs, (iv) real estate operating expenses, and (v) interest expense.

Exhibit 2: Adjusted Book Value and Tangible Book Value Per Common Share Equivalent

“Adjusted book value per common share equivalent” and “adjusted tangible book value per common share equivalent” are non-GAAP metrics and are not intended to be an expression of the Company’s opinion of the value of its common stock.

	As of
	March 31,	December 31,	March 31,
(dollars in thousands except for per-share items)	2025	2024	2024

Calculation of Numerators
Total equity	47,190	47,153	45,551
Less: Noncontrolling interest	(707)	(701)	(700)
GAAP book value	46,483	46,451	44,851
Less: Accumulated other comprehensive (income) loss (AOCI)	1,497	1,714	2,139
GAAP book value excluding AOCI	47,980	48,165	46,991
Add: Theoretical proceeds from exercise of options [1]	1,277	1,276	1,276
Add: Non-GAAP real estate adjustments, net [2]	4,665	4,585	4,015
Adjusted book value (numerator)	53,922	54,027	52,282
Less: Goodwill and other intangibles	(5,742)	(5,809)	(6,009)
Adjusted tangible book value (numerator)	48,180	48,218	46,273

Calculation of Denominator
Common shares outstanding	2,058	2,044	2,044
Common shares issuable upon conversion of Series A Preferred Stock [3]	458	458	458
Common shares underlying restricted stock awards outstanding [4]	16	20	20
Common shares issuable upon exercise of outstanding options [5]	124	125	125
Common share equivalents (denominator)	2,656	2,647	2,647

Non-GAAP Measures
Adjusted book value per common share equivalent [6]	$20.30	$20.41	$19.75
Adjusted tangible book value per common share equivalent [7]	$18.14	$18.22	$17.48

Footnotes

1.	Proceeds that would be received from the exercise of outstanding stock options (vested and unvested).
2.	Intended to represent Company’s interest in real estate investments at historical cost. See Exhibit 3.
3.	Common shares issuable upon conversion of the Company’s Series A Preferred Stock.
4.	Common shares underlying restricted stock awards outstanding (unvested).
5.	Common shares underlying outstanding stock options (vested and unvested).
6.	Adjusted book value (numerator) divided by common share equivalents (denominator).
7.	Adjusted tangible book value (numerator) divided by common share equivalents (denominator).

Exhibit 3: Non-GAAP Real Estate Adjustments

The “Non-GAAP Real Estate Adjustments” contains certain non-GAAP adjustments and metrics intended to present the value of the Company’s interest in its real estate investments at historical cost. These non-GAAP adjustments and metrics are not intended to be an expression of the Company’s opinion of the value of its real estate investments.

	As of
	March 31,	December 31,	March 31,
(dollars in thousands)	2025	2024	2024

Real estate held for the production of income, net	28,778	28,931	29,390
Add: Leases in place	2,249	2,302	2,460
Add: Deferred rent [1]	2,596	2,453	2,383
Real assets (GAAP)	33,623	33,685	34,232
Add: Accumulated depreciation [2]	6,691	6,538	6,079
Add: Accumulated amortization [3]	1,915	1,862	1,704
Less: Deferred rent	(2,596)	(2,453)	(2,383)
Real assets (Non-GAAP) [4]	39,633	39,633	39,633

Notes payable, net (GAAP)	25,422	25,612	26,155
Add: Unamortized finance costs	956	980	1,050
Notes payable (Non-GAAP) [5]	26,379	26,592	27,206

Net real assets (Non-GAAP) [6]	13,254	13,041	12,427
Less: Net real assets (GAAP) [7]	(8,200)	(8,073)	(8,077)
Non-GAAP adjustments [8]	5,054	4,968	4,350
Less: Noncontrolling interest [9]	(389)	(383)	(335)
Non-GAAP real estate adjustments, net	4,665	4,585	4,015

Footnotes

1.	Cumulative difference between actual cash receipts and rental income recorded on a straight-line basis.
2.	Accumulated depreciation on real estate held for the production of income.
3.	Accumulated amortization on leases in place.
4.	Approximation of total cost basis of real estate investments.
5.	Gross principal amount of notes payable.
6.	Real assets (non-GAAP) minus notes payable (non-GAAP).
7.	Real assets (GAAP) minus notes payable (GAAP).
8.	Difference between non-GAAP and GAAP net real assets
9.	Portion of non-GAAP adjustments attributable to 7.7% owned by operating partner.

Exhibit 4: Consolidated Balance Sheets

Forge Group, Inc. and Subsidiaries
Consolidated Balance Sheets

	As of
	March 31,	December 31,	March 31,
	2025	2024	2024
(dollars in thousands)	(unaudited)	(audited)	(unaudited)

Assets
Investments and cash:
Fixed maturity securities, at fair value	$32,311	$31,908	$27,775
Redeemable preferred stock, at fair value	981	1,074	1,381
Perpetual preferred stock, at fair value	67	95	585
Common stock, at fair value	1,374	1,287	1,819
Other invested assets	3,799	3,609	4,748
Real estate held for the production of income, net	28,778	28,931	29,390
Cash and cash equivalents	11,626	10,597	7,872
Restricted cash	110	236	227
Total investments and cash	79,045	77,737	73,797

Accrued investment income	317	288	336
Premium and reinsurance balances receivable	12,684	11,872	7,926
Ceded unearned premiums	224	109	157
Reinsurance balances recoverable on unpaid losses	2,097	2,015	828
Deferred policy acquisition costs, net	554	491	300
Deferred rent	2,596	2,453	2,383
Leases in place	2,249	2,302	2,460
Right-of-use asset, net	46	55	140
Goodwill and other intangibles	5,742	5,809	6,009
Other assets	1,614	1,577	2,258
Total assets	$107,167	$104,706	$96,593

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjustment expenses	$13,307	$12,344	$9,912
Unearned premium	17,069	15,667	10,988
Reinsurance balances payable	200	90	158
Accrued expenses	3,009	2,852	2,254
Notes payable	25,422	25,612	26,155
Defined benefit plan unfunded liability	(2)	-	336
Operating lease liability, net	263	298	692
Other liabilities	709	691	546
Total liabilities	59,977	57,554	51,042

Mezzanine Equity:
Preferred stock, without par value 1	-	-	-
Additional paid-in capital (Preferred Stock)	5,227	5,227	5,227
Stockholders' Equity:
Common stock, $0.01 par value 2	21	21	21
Treasury stock	(283)	(210)	(210)
Additional paid-in capital	16,802	16,591	16,502
Unearned employee stock ownership plan shares	(1,421)	(1,421)	(1,624)
Retained earnings	27,633	27,957	27,074
Accumulated other comprehensive income (loss), net of tax	(1,497)	(1,714)	(2,139)
Noncontrolling interest	707	701	700
Total equity	47,190	47,153	45,551
Total liabilities and equity	$107,167	$104,706	$96,593

Footnotes

1.	1,000,000 shares authorized, 550,000 shares issued and outstanding.
2.	10,000,000 shares authorized, 2,057,614, 2,044,149, and 2,044,149 issued and outstanding, respectively.

Exhibit 5: Consolidated Statements of Earnings and Comprehensive Earnings

Forge Group, Inc. and Subsidiaries
Consolidated Statements of Earnings and Comprehensive Earnings

	For the 3 months ended
	March 31,	March 31,
	2025	2024
(dollars in thousands)	(unaudited)	(unaudited)

Revenues
Net premiums earned	$7,068	$4,660
Income from real estate held for investment	546	556
Net investment income	483	393
Net realized investment gains	(19)	4
Net unrealized gains on equity securities	(257)	370
Service fee and other income (expense)	52	1
Total revenues	7,874	5,985

Expenses
Losses and loss adjustment expenses	4,303	2,957
Policy acquisition costs and other operating expenses	3,162	2,339
Related party commissions incurred	-	-
Depreciation and amortization	296	296
Real estate operating expense	47	55
Interest expense on debt	276	284
Lease expense	47	52
Sublease income	(35)	(42)
Total expenses	8,096	5,942

Income (loss) before income taxes	(222)	43

Income tax expense (benefit)	(20)	24
Net income (loss)	(202)	19
Net loss (gain) attributable to noncontrolling interest	(5)	1
Net income (loss) attributable to Forge Group, Inc.	(208)	20

Other comprehensive income (loss), net of tax
Unrealized gains (losses) on AFS securities, net of tax	217	16
Reclassification adjustment for losses (gains) included in net income	-	(3)
Total other comprehensive income (loss), net of tax	217	13

Total comprehensive income (loss)	15	32